Form 51–102F3

Material Change Report

Item 1	Name and Address of Company

Arco Resources Corp. (“Arco” or the “Company”)
PO Box 10077 – Pacific Centre
Vancouver, B.C. V7Y 1B6

Item 2	Date of Material Change

March 6, 2018

Item 3	News Release

News Release was disseminated via Stockwatch and filed on SEDAR on March 5, 2018.

Item 4	Summary of Material Change

The Company announced that it will consolidate its share capital on a one (1) post-consolidated common share for each 6.5536615 pre consolidated common shares basis at the market open on March 6, 2018. The Company will have 2,000,000 common shares issued and outstanding post-consolidation. There is no name or symbol change.

Item 5	Full Description of Material Change

See news release dated March 5, 2018 attached to this report as Schedule ‘A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

D. Barry Lee, CEO & Director
Telephone: (604) 689-8336

Item 9	Date of Report

March 6, 2018

SCHEDULE “A”

NEWS RELEASE

ARCO TO CONSOLIDATE SHARE CAPITAL AT OPEN

March 5, 2018 - Vancouver, BC - Arco Resources Corp. (TSX-V: ARR.H) (the “Company”) announces that at the market open on Tuesday, March 6, 2018, a consolidation of its share capital will become effective as follows:

Pursuant to a special resolution passed by shareholders on January 31, 2018 and the directors of the Company on February 20, 2018, the Company will consolidate its share capital on the basis of one (1) post-consolidated common share for each 6.5536615 pre-consolidated common shares (the “Consolidation”). Following the Consolidation, the number of issued and outstanding common shares in the capital of the Company will be 2,000,000. The Consolidation will not change a shareholder’s proportionate ownership in the Company or the rights of holders of its common shares. Each common share outstanding after the Consolidation will be entitled to one vote and will be fully paid and non - -assessable. Any fractional common share resulting from the Consolidation that is less than one half of one common share will be cancelled. There is no name or symbol change. The Company is classified as a ‘Mineral Exploration/Development’ company. Other information includes:

Post Consolidation Capitalization:	Unlimited shares with no par value of which 2,000,000 shares are issued and outstanding
Transfer Agent:	Computershare Trust Company of Canada
Trading Symbol:	ARR.H (no change)
CUSIP Number:	039605407 (new)

Post-Consolidation, the Company will remain halted on the NEX board of the TSX Venture Exchange until it de-lists and amalgamates with Cannex Capital Group Inc. to list for trading on the Canadian Securities Exchange, as announced October 10, 2017 and February 19, 2018.

ON BEHALF OF THE BOARD OF DIRECTORS

“D. Barry Lee”

D. Barry Lee, CEO & Director